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                                                                      Exhibit 11



             AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                  (Unaudited)


(In thousands, except
  per share amounts)


                                            Three Months Ended
                                               March 31,
                                           1995        1994
Primary:
   Net income applicable to
     common shares                       $ 5,113     $  3,482

   Weighted average of common
     shares outstanding                   17,458       17,337
   Common shares issuable on
     exercise of stock options               375          173

   Average common shares outstanding      17,833       17,510

   Earnings per common share             $   .29     $    .20

Fully diluted:
   Weighted average of common
    shares outstanding                    17,458       17,337
   Common shares issuable on
    exercise of stock options                455          206
   Common shares issuable upon assumed
    conversion of subordinated debentures  3,291        3,291

   Average common shares outstanding      21,204       20,834

   Earnings per common share             $   .28     $    .20



Primary earnings per share are computed by dividing net income by the weighted average common and common equivalent shares outstanding during the period. For the quarters ended March 31, 1995 and 1994, fully diluted earnings per share have been calculated assuming the conversion of the subordinated debentures and the elimination of the associated interest expense, net of tax, of approximately $.73 million.

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